SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of September 2003
                        Commission File Number 001-16081

                                      HAVAS
                 (Translation of registrant's name into English)

                              2 allee de Longchamp
                             92150 Suresnes, France
                                     France
                    (Address of principal executive offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                 Form 20-F |X|                      Form 40-F |_|

           Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                 Yes     |_|                        No     |X|

      If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________


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                                      HAVAS

      Attached as Exhibit 1 to this report on Form 6-K is the English translation of a document which discloses transactions by the directors and executive officers of Havas in Havas securities during the first half of 2003. Havas filed the original French language version of this document with the Commission des Operations de Bourse.

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                                   SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                HAVAS
                                (Registrant)


Date: September 4, 2003         By:    /s/ Jacques Herail
                                       ------------------------------------
                                Name:  Jacques Herail
                                Title: Executive Vice President and Chief
                                       Financial Officer

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                                      HAVAS

                                INDEX TO EXHIBITS

Exhibit

   1 Disclosure by the Directors and Executive Officers of Havas SA of Their Transactions in Havas Securities During the First Half of 2003 (Havas filed the original French language version of this document with the Commission des Operations de Bourse)